DAIS ANALYTIC CORPORATION

February 10, 2012

Filed as Correspondence Via EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:      Dais Analytic Corporation
    Registration Statement on Form S-1
    File No. 333-176894

Dear Ms. Long:

Dais Analytic Corporation (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. Eastern Standard Time, Monday, February 13, 2012, or as soon thereafter as practicable.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DAIS ANALYTIC CORPORATION

By:	/s/ Timothy M. Tangredi
Timothy N. Tangredi Chief Executive Officer